Exhibit 10.1

102 Willenbrock Road One Tribology Center Oxford, Connecticut 06478 Phone: 203.267.7001 Fax: 203.267.5000

Change of Control Letter Agreement

October 30, 2018

Mr. Joseph Salamunovich

Dear Joseph:

It is essential that RBC and the Board be able to rely upon you to continue in your position if RBC becomes subject to a proposed or threatened Change in Control (defined on Schedule 1). It is also critical that RBC and the Board be able to receive and rely upon your advice concerning the best interests of RBC and its stockholders without concern that you might be distracted by the personal uncertainties and risks created by this type of proposal or threat. To assure RBC that it will have your continued dedication and commitment and the availability of your advice and counsel when facing the possibility, threat or occurrence of an effort to take over control of RBC, and to induce you to remain in the employ of RBC or its subsidiary, RBC agrees with you as follows:

1.             (a)        If a Change in Control occurs and if within 24 months after a Change in Control, your employment is either terminated by RBC without Cause (defined on Schedule 1) or by you for Good Reason (defined on Schedule 1), RBC will pay you on your date of termination a single lump sum cash payment equal to the sum of:

●	The base salary, unused vacation and any annual bonus applicable to a completed fiscal year, which have not yet been paid to you through the date of termination;

●	A bonus equal to your annual base salary applicable to you on your termination date, multiplied by your maximum target bonus percentage then in effect and prorated to account for the number of days you were employed by RBC during the fiscal year in which you were terminated.

●	A severance payment equal to the sum of (i) 150% of your annual base salary, and (ii) 150% of your Target Bonus in effect on such date. “Target Bonus” shall mean the amount payable under all annual incentive compensation plans of RBC in which you participate, waiving any condition precedent to the payment to you and assuming that the performance goals for the period were achieved at the 100% level.

●	A reimbursement for all documented expenses, up to $15,000, actually incurred by you for professional outplacement services within 3 months after your termination.

(b)       For the 18 month period following the termination of the your employment, RBC (or the subsidiary that employed you) will continue to provide coverage and participation to you at the same participation, coverage and benefit levels (or will provide their equivalent) and pay the full cost of coverage and participation under the employee health and other welfare plans maintained by RBC and applicable to you on your termination date.

(c)       Immediately prior to a Change in Control, you will completely vest in all restricted stock and stock options that have been granted to you. Approval of this Letter Agreement by the RBC Board Compensation Committee shall be deemed approval of the vesting of restricted stock and stock options as provided in the immediately preceding sentence for all purposes under the RBC Long-Term Equity Incentive Plans as amended. All stock options that have been granted to you will additionally be exercisable by you for a period of 18 months following the termination of your employment.

(d)       All amounts paid under this Letter Agreement shall be subject to applicable tax withholding.

(e)       In the event that the vesting of restricted stock and stock options, together with all other payments and the value of any benefit received or to be received by you would result in all or a portion of such amount being subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, (the “Code”) then you shall only be entitled to an amount that would result in no portion of the amount being subject to excise tax under Section 4999 of the Code (the “Excise Tax”). In the event of any reduction in the amount under this Section 1(e), the amount in Section 1(a) shall be reduced.

(f)        In exchange for and prior to receipt of these benefits you agree to execute and deliver to RBC its general release agreement applicable to severed employees.

2.             You agree that following a Change in Control and in the event your employment is terminated by RBC without Cause or by you with Good Reason you will not for a period of 12 months after your termination (i) engage in or carry on, directly or indirectly, any competing business in any territory in which such competing business is then engaged in by RBC, (ii) allow your name to be used by any person engaged in any competing business, (iii) invest in, directly or indirectly, any person engaged in any competing business, or (iv) serve as an officer or director, employee, agent, associate or consultant of any person engaged in a competing business (other than RBC or any RBC subsidiary). Nothing herein shall prohibit you from investing in a publicly-held entity if such investment (individually or as part of a group) is limited to not more than five percent (5%) of the outstanding equity issue of such entity.

3.             You agree that in the event a third party (a) begins a tender or exchange offer; (b) circulates a proxy to stockholders; or (c) takes other steps to effect a Change in Control, you will not voluntarily terminate employment with RBC (or the subsidiary that employs you) unless you provide at least 3 months prior written notice to the Chief Executive Officer of RBC, and you will continue to render the services expected of your position, and you will represent the best interests of the stockholders of RBC until the third party has abandoned or terminated the efforts to effect a Change in Control or until a Change in Control has occurred and your employment has been terminated.

4.             If you die prior to the time all payments due to you under this Letter Agreement have been made, then as soon as practicable after your death (but in no event later than one month after), RBC shall pay in a lump sum all sums not paid to you prior to your death. Payment shall be made to your designated beneficiary or beneficiaries named under the 401(k) plan maintained by RBC on the date of your death. If no such beneficiary is named, such sums shall be paid to your estate.

5.             This Letter Agreement constitutes our entire agreement and supersedes all prior discussions, understandings and agreements with respect to the severance benefits which RBC has agreed to provide to you. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut applicable to contracts made and to be performed therein, without regard to conflicts of laws principles.

6.             This Letter Agreement shall not be assignable, in whole or in part, by you. This Letter Agreement shall be binding upon and inure to the benefit of RBC and its successors and assigns and upon any person acquiring all or substantially all of the assets and business of RBC by merger, consolidation, purchase of assets or otherwise, and the successor shall be substituted for RBC with respect to all RBC rights and obligations under this Letter Agreement.

7.             This Letter Agreement is intended to be exempt from Code §409A as separation pay to the greatest extent possible. Accordingly, all provisions herein shall be construed and interpreted consistent with that intent, but that, to the extent necessary RBC shall amend any such provision pertaining to such payment to comply with Code §409A and the regulations thereunder, in the least restrictive manner necessary without any diminution in the value of the payments to you.

8.             This Letter Agreement is effective on the Effective Date and shall terminate three years thereafter. This Agreement shall automatically renew for successive one-year terms unless RBC notifies Executive in writing at least 90 days prior to the expiration date of the original or a successive term that it does not wish to renew the Agreement for an additional term. This Letter Agreement is not an employment contract between you and RBC or any of its subsidiaries. Your employment is “at will” and may be terminated by you or RBC at any time for any reason.

If this Letter Agreement accurately sets forth our agreement and understanding please sign it where indicated below and return the executed letter to me. A separate copy is enclosed for your records. Please contact Dan Bergeron or John Feeney with any specific questions.

Thank you for your loyalty, commitment and efforts!

Sincerely,

Michael J. Hartnett

Chairman, President and Chief Executive Officer

Read and agreed:

Joseph Salamunovich

Dated as of October 30, 2018

(“Effective Date”)

SCHEDULE 1

“Cause” means (i) the failure by you to use your best efforts to perform the material duties and responsibilities of your position or to comply with any material policy or directive RBC has in effect from time to time, provided you shall have received notice of such failure and have failed to cure the same within thirty days of such notice (ii) any act on your part which is harmful to the reputation, financial condition, business or business relationships of RBC (iii) a material breach of your fiduciary responsibilities to RBC, such as embezzlement or misappropriation of RBC funds, business opportunities or properties, or to any customer, vendor, agent or employee of RBC; and (iv) your conviction of, or guilty plea or nolo contendere plea to a felony or any crime involving moral turpitude, fraud or misrepresentation.

“Change in Control” is as defined in the RBC 2017 Long-Term Equity Incentive Plan as amended.

“Good Reason” - for the 24 month period following a Change in Control shall mean, without your express written consent, any of the following:

A. Demotion. The assignment of any of your duties or responsibilities that are a reduction of, or are inconsistent with, your position, duties, responsibilities or status immediately preceding the Change in Control;

B. Reporting. A change in your reporting responsibilities or titles in effect immediately preceding the Change in Control resulting in a reduction of your responsibilities or position;

C. Reduction. The reduction of your annual salary, projected or target annual bonus (including any deferred portions), level of benefits (except for a reduction of benefits uniformly applicable to all similarly situated executives), target long-term incentives, stock options, restricted stock awards, projected Supplemental Executive Retirement Plan benefits, or supplemental compensation in effect immediately preceding the Change in Control; or

D. Location. The transfer of your office or designated place of work to a location at least thirty-five (35) miles from your location at the Change in Control or requiring a change in residence or a material increase in the amount of travel normally required of you in connection with your employment.